O’Melveny & Myers LLP JC Plaza, 12th Floor 1225 Nanjing Road West Shanghai 200040	T: +1 86 21 2307 7091 F: +1 86 21 2307 7300 omm.com	File Number: 0134980-00002

March 14, 2025 VIA EDGAR		Portia Ku D: +1 86 21 2307 7091 pku@omm.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin Jane Park Kristin Lochhead Michael Fay

Re:	CAPSOVISION, INC. Draft Registration Statement on Form S-1 Submitted February 7, 2025 CIK No. 0001378325

To the addressees set forth above:

On behalf of our client, CapsoVision, Inc, a Delaware corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 7, 2025, regarding the above-referenced Draft Registration Statement on Form S-1, as confidentially submitted via EDGAR to the Commission on February 7, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting its revised registration statement on Form S-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Prospectus Summary

1.

Please balance your disclosure in the Prospectus Summary with equally prominent disclosure of the limitations you face in implementing your business strategy and gaining market acceptance, including, but not limited to the competition from companies in the capsule endoscopy market that are developing or have already established a market presence with FDA-cleared devices; your history of operating losses; and the going concern opinion provided by the company’s auditors in relation to your audited financial statements for the year ended December 31, 2023.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary section of the Revised Registration Statement on pages 1 and 2.

2.

We note your disclosure on page 113 that your CapsoCam Plus product is currently classified as a Class II device and has received FDA marketing authorization through the 510(k) clearance process. Please revise to include disclosure of the Class II classification in the Summary as well. Please also disclose the FDA classification for your CapsoCam Colon product.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary section of the Revised Registration Statement on pages 1 and 2.

Market Overview

Overview and Challenges of Detecting Colon Polyps, page 2

3.

Here, and throughout your filing, including your description of business and the market in which you intend to operate, when referring to a statistic that is not common knowledge, a research article, or clinical trial, please cite the source and, at first instance, provide a summary of the material findings. For example only, you disclose that “[e]ach year in the U.S., there are approximately 153,000 new cases of CRC and approximately 53,000 deaths.” Please provide appropriate sources for these and other, relevant statements throughout the filing, or characterize the same as management’s opinions or beliefs, where appropriate.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure throughout the Revised Registration Statement to include citations of sources.

Our Growth Strategies, page 4

4.

We note your disclosure that your goal is to obtain 510(k) clearance for your updated CapsoCam Plus product from the FDA in late 2025. When discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that FDA or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Further, when discussing trials, please revise to state that there is no guarantee that the trials will produce positive results or that the results will support the company’s claims. Please make conforming changes throughout your filing.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure throughout the Revised Registration Statement.

Government Regulation, page 12

5.

We refer to your disclosure throughout the registration statement that you began commercial sales of your small bowel CapsoCam capsule system in Europe in 2012. Please revise your disclosure in this section to discuss any regulatory requirements you may be subject to in Europe.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Government Regulation” subsection of the Business section of the Revised Registration Statement on page 125.

Our amended and restated certificate of incorporation will provide that..., page 55

6.

We note your disclosure that the choice of forum provision in your amended and restated certificate of incorporation may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with you and may discourage such lawsuits. Please revise this risk factor and your disclosure in the Business section to disclose that there is also a risk that your choice of forum selection provision may result in increased costs for investors to bring a claim.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised this risk factor on page 57 of the Revised Registration Statement and the disclosure in the Description of Capital Stock section of the Revised Registration Statement on page 149.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 68

7.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. For your discussion of revenue fluctuations, explain the context around the generic reference to “acceptance of CapsoCam Plus” and “growth in the small-bowel capsule endoscopy” and quantify the impact of domestic versus international sales fluctuations during the periods presented. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. Please ensure that you explain in sufficient detail the reasons driving the changes in your results of operations and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

The Staff’s comment is acknowledged. The Company is currently in the process of preparing its 2024 audited financial statements with the Revised Registration Statement continuing to contain only the Company’s 2023 audited financial statements. Once finalized, the Company’s 2024 audited financial statements will be included in the Company’s submission/filing and the Company will modify the document accordingly in light of the above comment and guidance.

Business, page 78

8.

We refer to your disclosure on page 83 and elsewhere in the registration statement that “prior studies have demonstrated the CapsoCam’s superior detection of the normal papilla relative to non-panoramic systems.” Please clarify whether you have conducted a head-to-head clinical trial comparing CapsoCam with other competing endoscopy devices, and if so, please revise to include a discussion of the scope, size and design of the head-to-head study in this section. If you have not conducted a head-to-head clinical trial, please expand your disclosure of these prior studies and discuss any known differences in trial protocols, conditions and patient populations that could materially impact the comparability of the trial data presented.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Business section of the Revised Registration Statement on pages 84-85 and 88, and elsewhere.

9.

We note your disclosure of your plans to submit to the FDA the clinical results of the first arm of our CapsoCam Colon pivotal study in a 510(k) submission and to seek FDA 510(k) clearance for the use of AI in CapsoCam Plus in the first half of 2025. You also state that you plan to commence clinical investigation of CapsoCam’s accuracy in detecting abnormalities indicative of pancreatic neoplasia and screening esophageal varices in cirrhotic patients. Please revise to provide greater detail of the current status and expected timeline of your studies and clinical investigations.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Business section of the Revised Registration Statement on pages 80, 84-85, 88-89 and 120, and elsewhere.

Our Program, page 81

10.	We note your disclosure that you have completed the feasibility and pilot studies for your CapsoCam Colon capsule endoscopy system. Please revise to specify when you completed these studies.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Our Program” subsection of the Business section of the Revised Registration Statement on page 82.

Pivotal Study, page 98

11.

We refer to your disclosure of the pivotal study for your CapsoCam Colon that was completed in 2021. Please revise to clarify whether the pivotal study was powered for statistical significance, and if so, please expand your discussion of the statistical significance and p-values and revise your characterizations of the study to discuss the data, rather than drawing conclusions from the results.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the study completed in 2021 was the pilot study of the CapsoCam Colon. The Company respectfully advises the Staff that the pilot study was not powered for statistical significance and it has revised the disclosure in the “Pilot Study” subsection of the Clinical Development section of the Revised Registration Statement on pages 102-103 to include confidence interval information, where appropriate, for the study endpoint results.

With respect to the pivotal study of the CapsoCam Colon, the Company respectfully advises the Staff that it has revised the disclosure in the “Pivotal Study” subsection of the Clinical Development section of the Revised Registration Statement on pages 100-102.

Exclusive Distribution Agreements, page 102

12.

We note your disclosure that you have had approximately 50 exclusive distributors covering multiple non-U.S. countries or regions, including Europe and Africa, and one exclusive distributor for sales of your CapsoCam capsule for the veterinary market worldwide. Please revise your disclosure to specify the jurisdictions in which these regional distributors operate and clearly state whether you have entered into any distribution agreements or other types of firm commitment arrangements with these regional distributors. If you have entered into distribution agreements, please expand your disclosure to provide a brief description of the material terms of such agreement and file the agreement as an exhibit to your registration as required by Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to do so.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “International Market” subsection of the Business section of the Revised Registration Statement on page 105. The Company respectfully submits that the Company has determined that its exclusive distribution agreements are standard agreements entered into in the ordinary course of the Company’s business and do not constitute material contracts as defined under item 601(b)(10) of Regulation S-K. The Company further respectfully submits that the disclosure included in the subsection titled “Exclusive Distribution Agreements” sets forth the material terms typically found in these agreements.

Manufacturing and Supply, page 104

13.

We note your disclosure on page 104 that you have entered into a development agreement with Toshiba Corporation and a development and manufacturing agreement with Moai Electronics Corporation. Please expand your disclosure to ensure all material terms of these agreements are described, including, without limitation, any minimum purchase commitments and the termination provisions.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Manufacturing and Supply” subsection of the Business section of the Revised Registration Statement on pages 107-108.

Intellectual Property, page 106

14.

We refer to your disclosure of your patent portfolio. Please revise your disclosure to identify the type of patent protection (such as composition matter, use, or process) for each patent and pending patent application.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Intellectual Property” subsection of the Business section of the Revised Registration Statement on pages 111-114. The Company respectfully submits that, given the language and jurisdictional differences relating to patent claims in foreign jurisdictions versus the U.S., the Company has not included the type of patent protection for the non-U.S. patents.

Facilities, page 112

15.	We note your disclosure here that you lease two office facilities in Taiwan, one of which expired on February 14, 2025. Please revise to disclose whether you renewed your expired lease in Taiwan.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Facilities” subsection of the Business section of the Revised Registration Statement on page 116.

State Corporate Practice of Medicine and Fee-Splitting Laws, page 119

16.

We note your disclosure that you have entered into arrangements with contracted telemedicine providers. Please revise to briefly describe the material terms of these agreements are described, including, without limitation, the term of the agreement and the termination provisions. Please also file the agreement as an exhibit to the registration statement or explain to us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has only contracted and will only contract with qualified gastroenterologists to read its capsule endoscopy videos. As a result, fee-splitting arrangements do not apply. Accordingly, the Company has removed the disclosure that previously appeared on page 119 of the Draft Registration Statement.

Employment Agreements, page 128

17.

We note your disclosure that “[you] have entered into offer letter with each of the NEOs...” Please revise to describe the material terms of these agreements, including but not limited to any termination provisions, and file the actual agreements rather than the form of employment agreement as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Employment Agreements” subsection of the Executive and Director Compensation section of the Revised Registration Statement on page 134 to indicate that the Company will enter into employment agreements with its named executive officers in connection with the offering. Once finalized, the Company will revise the disclosure accordingly in light of the above comment and guidance. The Company has also added the individual employment agreements as exhibits to its Revised Registration Statement, to be filed via amendment.

Transactions with VeriSilicon, page 134

18.

We refer to your disclosure on page 134 that you entered into the ASIC Design, Manufacturing and Product Sales Agreement with VerSilicon, Inc. in May 2022. Please revise to briefly describe the material terms of the VerSilicon agreement and file the agreement as an exhibit to your registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation SK

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) the VeriSilicon agreement was referenced as a related party transaction out of an abundance of caution as a commercial arrangement with a stockholder (despite VeriSilicon only owning approximately 1% of the Company’s outstanding stock) and (ii) the VeriSilicon agreement was entered into in the ordinary course of business and does not currently constitute a material contract (as defined under item 601(b)(10) of Regulation S-K). Should the agreement become a material contract, the Company will file the agreement in accordance with applicable SEC rules.

Financial Statements

Revenue Recognition, page F-11

19.

We note that your contracts with customers contain both fixed and variable consideration. Please expand your disclosures for variable consideration to identify each type of variable consideration you estimate and to provide the disclosures required by ASC 606-10-50-1(b), 50-17 and 50-20.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, given the elements of contracts giving rise to variable consideration are not material, it has revised the disclosure appearing within Note 3 (Summary of Significant Accounting Policies) on page F-12 of the Revised Registration Statement to reflect the same.

20.

Please describe in further detail the payment terms you offer your customers, the rights of return you offer your customers, and any warranties you offer them. Separately provide the information for group purchasing organizations if the information differs between your different categories of customers. Refer to ASC 606-10-50-12.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure appearing within Note 3 (Summary of Significant Accounting Policies) on page F-12 of the Revised Registration Statement to reflect the range of trade credit payment terms typically offered to customers and additional disclosure regarding rights of return and limited quality assurance-only warranties.

6. Revenue and Deferred Revenue, page F-20

21.	Please separately disclose revenues attributable any individual foreign country, if material. Refer to ASC 280-10-50-41(a).

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure appearing within Note 6 (Revenue and Deferred Revenue) on page F-20 of the Revised Registration Statement.

General

22.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response:

The Company respectfully advises the Staff that, to date, neither it nor anyone authorized on its behalf has provided any written communications (described or contemplated above) to potential investors. The Company undertakes to comply with the Staff’s above request as and when it prepares or expects to provide written communications to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended.

*    *    *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at +86 21 2307 7091 or pku@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Portia Ku
Portia Ku of O’Melveny & Myers LLP

cc:

Kang-Huai (Johnny) Wang, President and Chief Executive Officer, CapsoVision, Inc.

Kevin Lundquist, Chief Financial Officer, CapsoVision, Inc.

Kurt Berney, O’Melveny & Myers LLP

Richard I. Anslow, Ellenoff Grossman & Schole LLP

Jonathan Deblinger, Ellenoff Grossman & Schole LLP

Joseph A. Smith, Ellenoff Grossman & Schole LLP